EXHIBIT 99.1

Till Capital Reports 2015 Operational and Financial Results

HAMILTON, Bermuda, May 12, 2016 (GLOBE NEWSWIRE) -- Till Capital Ltd. (NASDAQ:TIL) (TSX.V:TIL) (the “Company” or “Till”), a Bermuda domiciled company, reports the filing on May 12, 2016 of its audited financial statements for the year ended December 31, 2015.  The financial results are based upon IFRS accounting standards and, for the first time, all items are reported in U.S. dollars unless otherwise indicated.

Operational Results

During 2015, the Company:

  Completed the acquisition of Omega Insurance Holdings, Inc., which includes a Canadian insurance company and an insurance services company, on May 15, 2015.
  Commenced trading on Nasdaq on May 26, 2015.
  Reported cash, cash equivalents, and investments of $26,623,072 as of December 31, 2015.
  Completed two assumption reinsurance/portfolio transfer transactions.
  Continued its investment strategy of liquidating its investments in the resource sector.
  Announced its intent to seek a strategic investor in its insurance business.

Financial Results

Net loss for the year was $15.6 million, including $1.6 million attributable to non-controlling interest in consolidated subsidiaries, compared to a net loss of $5.8 million, including $0.8 million of non-controlling interest in consolidated subsidiaries, for the partial year 2014.  Primary contributors to the loss were:

  Mineral property impairment of $5,434,227, primarily related to the write-down of the Taylor assets owned by Till’s controlled subsidiary Silver Predator (TSX.V:SPD). With mineral properties written down to $1,089,804 as of December 31, 2015, Till does not expect material mineral property impairment in the future.
  Loss of $2,911,774 as a result of the loss of control of its former subsidiary Golden Predator Mining Corp. (TSX.V:GPY) on September 30, 2015.  The remaining GPY shares owned by Till’s wholly-owned subsidiary Resource Re Ltd. are now accounted for as an available for sale investment.
  Corporate general and administrative expenses of $2,663,318 and staff costs of $2,159,117. As a result of the workforce reduction at Till’s corporate office and additional cost saving measures, Till expects its corporate general and administrative and staff costs to be less than $2 million in 2016.
  Investment loss of $1,165,612 primarily due to the severe bear market in resource stocks in 2015.
  Foreign exchange loss of $678,665 due to the strengthening of the U.S. dollar with respect to the Canadian dollar, going from US$0.8566 per CDN$ at the beginning of 2015 to near its low of US$0.7217 per CDN$ at the end of 2015 (a 16% loss).

The Company has scheduled a conference call to review the results of operations on Tuesday, May 17, 2016 at 12:00 PM EDT.  To participate in the call, please call participant dial in (toll free) at 1-877-270-2148 or participant dial in (international) at 1-412-902-6510. Please dial in five to ten minutes prior to the scheduled start time and ask to be joined into the Till Capital call.

The conference call and all questions and answers will be recorded and made available until May 24, 2016. For conference replay, call:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Access Code:	10086323

The Company also announces that, as of May 12, 2016, it has invoked its acceleration rights contained in the two option agreements issued to Mr. William Sheriff as part of his separation agreement.  The first option is for the purchase of up to 5,500,000 of Till’s shares in GPY according to a staggered schedule and price, the price in effect now being CDN$0.15/share.  The second option is for the purchase of up to 6,312,154 of Till’s GPY shares at CDN$0.15/share.  The normal expiration date of both options is March 1, 2017, and both options are transferrable.  To date, Mr. Sheriff has exercised a total of 1,300,000 GPY options in the first option agreement: 500,000 options at an exercise price of CDN$0.11/share on September 30, 2015, and 800,000 options at an exercise price of CDN$0.12/share on October 30, 2015.  The Company has the right to accelerate the option expiry for both options to a date 45 days after providing notice to the holder at any time after the ten-day volume-weighted average price (“VWAP”) of the GPY shares is at or above CDN$0.25/share.  This condition has now been satisfied, and the Company has notified Mr. Sheriff that its acceleration rights have been invoked, with an expiry date of June 26, 2016 for both options.

Reported by:

John T. Rickard
Director and Interim Chief Executive Officer

(208) 635-5415

Till Capital Ltd.

Till Capital Ltd. is a Bermuda-domiciled company with two wholly-owned subsidiaries, Omega Insurance Holdings Inc. and Resource Re Ltd.  Omega Insurance Holdings Inc. owns Omega General Insurance Company, a Canadian insurance company offering innovative and customized insurance industry solutions, including fronting and run-off services for insurers/reinsurers, within the Canadian marketplace.  Omega Insurance Holdings Inc. also operates Focus Group Inc., a consulting and project management company servicing the local and international needs of its Property Casualty Insurance clients. Resource Re Ltd. is a Bermuda-domiciled reinsurance company regulated by the Bermuda Monetary Authority with a Class 3A insurance license directed to underwrite reinsurance policies within a long term investment strategy. Through its regulated subsidiaries, the Company has been structured to produce underwriting profits as well as above average returns on assets under management.

Cautionary Note
At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.

For additional information:

Till Capital Ltd.
Monique Hayes
(208) 699-6097
info@tillcap.com
www.tillcap.com